

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2023

Frank Ingriselli
Chief Executive Officer
Trio Petroleum Corp.
5401 Business Park, Suite 115
Bakersfield, CA 93309

**Re: Trio Petroleum Corp.**
**Registration Statement on Form S-1**
**Filed June 14, 2023**
**File No. 333-272638**

Dear Frank Ingriselli:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Daniel Morris, Legal Branch Chief, at (202) 551-3314 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Brandon Sloane